UKB 3/09

04002909

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 3.2.2004 **

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FEB 2 3 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-41132~~
8-41152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HKS & COMPANY, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 CHRISTY DRIVE

(No. and Street)

WARREN	NJ	07059-6830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HEMANT K. SHAH — 732-469-6334

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VENKATRAMAN, RAVI

(Name – *if individual, state last, first, middle name*)

1502 NORTH OAKS ROAD	NORTH BRUNSWICK	N.J.	08902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HEMANT K. SHAH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HKS & COMPANY, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

AMY MESSLER
NOTARY [illegible] NEW JERSEY
My C[illegible] 28, 2005

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT
1502 NORTH OAKS BLVD.
NORTH BRUNSWICK, NJ 08902

TEL: (609) 452-7770 **FAX: (609) 452-7076**

INDEPENDENT AUDITOR'S REPORT

The Board of Directors,
HKS & Company, Inc.

I have audited the accompanying balance sheet of HKS & Company, Inc. as of December 31, 2003, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of HKS & Company, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HKS & Company, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended are in conformity with generally accepted accounting principles.

R. Venkataraman

Ravi Venkataraman, CPA
North Brunswick, NJ 08902
February 12, 2004

HKS & COMPANY, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2003

ASSETS

Current Assets:	
Cash	$49,685
Total Current Assets	49,685
Fixed Assets:	
Property and Equipment, Net of Accumulated Depreciation of $188,408 (Note 2)	61,661
Total Fixed Assets	61,661
TOTAL ASSETS	$111,346

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts Payable	$0
Total Current Liabilities	0
Stockholders' Equity:	
Common Stock	0
Additional Capital	534,860
Retained Earnings	(423,514)
Total Stockholders' Equity	111,346
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$111,346

The Notes to financial statements are an integral part of this statement

HKS & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1 - Summary of Significant Accounting Policies:

A. General

HKS & Company, Inc. is a registered broker dealer, member of NASD and SIPC. The Corporation's primary business includes the following:

Provide investment research to institutional investors
Provide advisory services to both large and small corporations
Provide consulting services to both small and large corporations
Provide capital for small to mid-size corporations.

The company was incorporated in the State of New Jersey on March 15, 1989.

B. Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight line method over the estimated useful lives of the respective assets.

Note 2- Property and Equipment:

Property and Equipment at December 31, 2003 consists of the following:

Property and Equipment	$ 250,069
Less: accumulated depreciation	(188,409)
Net Property & Equipment :	$ 61,660

Depreciation expense was $3,936 for the year ended December 31st, 2003.